                        CENTRAL OHIO COAL COMPANY

                            1996 ANNUAL REPORT
                                                                       Page

                                 CONTENTS


Statements of Income and Statements of Retained Earnings .   .    .      1

Statements of Cash Flows  .  .   .   .    .   .   .   .   .   .    .     2

Balance Sheets  .   .   .   .   .   .    .   .   .   .   .   .    .    3-4

Notes to Financial Statements   .   .    .   .   .   .   .   .    .   5-11

                        CENTRAL OHIO COAL COMPANY
                          STATEMENTS OF INCOME
                              (UNAUDITED)

                                                             Year Ended December 31,
                                                           1996       1995        1994
                                                                (in thousands)
OPERATING REVENUES . . . . . . . . . . . . . . . . . . $ 65,478   $ 52,158    $100,837

OPERATING EXPENSES (including depreciation, depletion
  and amortization of mining plant of $4,890,000 in
  1996, $3,315,000 in 1995 and $1,802,000 in 1994) . .   64,932     49,638      98,813

OPERATING INCOME . . . . . . . . . . . . . . . . . . .      546      2,520       2,024

NONOPERATING INCOME. . . . . . . . . . . . . . . . . .    2,699      1,307       1,253

INCOME BEFORE INTEREST CHARGES . . . . . . . . . . . .    3,245      3,827       3,277

INTEREST CHARGES (including $38,000 in 1996,
  $50,000 in 1995 and $49,000 in 1994 on
  long-term debt to Parent Company). . . . . . . . . .       53         55          57

INCOME BEFORE FEDERAL INCOME TAXES . . . . . . . . . .    3,192      3,772       3,220

FEDERAL INCOME TAXES . . . . . . . . . . . . . . . . .    1,389      1,116         564

NET INCOME . . . . . . . . . . . . . . . . . . . . . . $  1,803   $  2,656    $  2,656

                        STATEMENTS OF RETAINED EARNINGS
                               (UNAUDITED)

                                                            Year Ended December 31,
                                                        1996        1995         1994
                                                               (in thousands)
RETAINED EARNINGS JANUARY 1. . . . . . . . . . . . . . $  -         $  348      $  347

NET INCOME . . . . . . . . . . . . . . . . . . . . . .   1,803       2,656       2,656

CASH DIVIDENDS DECLARED. . . . . . . . . . . . . . . .   1,603       3,004       2,655

RETAINED EARNINGS DECEMBER 31. . . . . . . . . . . . . $   200      $ -         $  348


See Notes to Financial Statements.

                     CENTRAL OHIO COAL COMPANY
                     STATEMENTS OF CASH FLOWS
                           (UNAUDITED)

                                                      Year Ended December 31,
                                                    1996        1995      1994
                                                          (in thousands)
OPERATING ACTIVITIES:
  Net Income . . . . . . . . . . . . . . . . . . . .    $ 1,803     $ 2,656   $ 2,656
  Adjustments for Noncash Items:
    Depreciation, Depletion and Amortization . . . .      4,890       3,315     1,802
    Deferred Federal Income Taxes. . . . . . . . . .     (3,536)      1,312    (9,937)
    Accrued Other Postretirement Benefits. . . . . .      2,273       3,026     3,032
    Equipment Buyout and Recovery. . . . . . . . . .        917       3,119    (5,920)
    Reclamation Reserve. . . . . . . . . . . . . . .     12,393      (2,110)     (975)
    Provision for Future Rent Payments . . . . . . .      4,738       2,999      -
  Changes in Certain Current Assets
    and Liabilities:
    Accounts Receivable. . . . . . . . . . . . . . .     (1,821)       (391)    1,583
    Coal, Materials and Supplies . . . . . . . . . .        880      (1,751)    5,989
    Accounts Payable . . . . . . . . . . . . . . . .      1,024        (811)     (490)
    Taxes Accrued. . . . . . . . . . . . . . . . . .        596      (1,447)      712
  Other (net). . . . . . . . . . . . . . . . . . . .     (4,908)        (52)   (1,514)
        Net Cash Flows From (Used For) Operating
          Activities . . . . . . . . . . . . . . . .     19,249       9,865    (3,062)

INVESTING ACTIVITIES:
  Cash Used for Construction Expenditures. . . . . .       (280)       (153)   (1,053)
  Proceeds from Sales of Property. . . . . . . . . .          1          68       546
        Net Cash Flows From (Used For)
          Investing Activities . . . . . . . . . . .       (279)        (85)     (507)

FINANCING ACTIVITIES:
  Issuance of Long-term Debt . . . . . . . . . . . .       -             18       604
  Retirement of Long-term Debt . . . . . . . . . . .     (1,604)       (104)      (25)
  Return of Capital Contributions to Parent Company.    (19,962)       -         -
  Change in Short-term Debt (net). . . . . . . . . .       -            (18)       18
  Dividends Paid . . . . . . . . . . . . . . . . . .     (1,603)     (3,004)   (2,655)
        Net Cash Flows Used For Financing Activities    (23,169)     (3,108)   (2,058)

Net Increase (Decrease) in Cash and Cash Equivalents     (4,199)      6,672    (5,627)
Cash and Cash Equivalents January 1. . . . . . . . .     12,697       6,025    11,652
Cash and Cash Equivalents December 31. . . . . . . .   $  8,498     $12,697   $ 6,025

See Notes to Financial Statements.
/TABLE

                         CENTRAL OHIO COAL COMPANY
                              BALANCE SHEETS
                               (UNAUDITED)


                                                                        December 31,
                                                                     1996         1995
                                                                       (in thousands)
ASSETS
MINING PLANT:
  Surface Lands . . . . . . . . . . . . . . . . . . . . . . . . .  $   324      $   324
  Mining Structures and Equipment . . . . . . . . . . . . . . . .   62,969       64,082
  Coal Interests (net of depletion) . . . . . . . . . . . . . . .    5,120        8,193
  Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    2,292        2,292
  Construction Work in Progress . . . . . . . . . . . . . . . . .     -               2
          Total Mining Plant. . . . . . . . . . . . . . . . . . .   70,705       74,893
  Accumulated Depreciation and Amortization . . . . . . . . . . .   51,830       48,885

          NET MINING PLANT. . . . . . . . . . . . . . . . . . . .   18,875       26,008


CURRENT ASSETS:
  Cash and Cash Equivalents . . . . . . . . . . . . . . . . . . .    8,498       12,697
  Accounts Receivable:
    General . . . . . . . . . . . . . . . . . . . . . . . . . . .    1,895          390
    Affiliated Companies. . . . . . . . . . . . . . . . . . . . .    2,062        1,746
  Coal - at average cost. . . . . . . . . . . . . . . . . . . . .      193          234
  Materials and Supplies - at average cost. . . . . . . . . . . .    8,398        9,237
  Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1,020        1,082

          TOTAL CURRENT ASSETS. . . . . . . . . . . . . . . . . .   22,066       25,386


DEFERRED INCOME TAXES . . . . . . . . . . . . . . . . . . . . . .   20,448       15,896


REGULATORY ASSETS . . . . . . . . . . . . . . . . . . . . . . . .    1,487        2,758


DEFERRED CHARGES. . . . . . . . . . . . . . . . . . . . . . . . .      201          360

            TOTAL . . . . . . . . . . . . . . . . . . . . . . . .  $63,077      $70,408

See Notes to Financial Statements.

                       CENTRAL OHIO COAL COMPANY
                             BALANCE SHEETS
                               (UNAUDITED)

                                                                       December 31,
                                                                    1996         1995
                                                                      (in thousands)
CAPITALIZATION AND LIABILITIES
SHAREHOLDER'S EQUITY:
  Common Stock - 1996 Par Value $0.10
                 1995 Par Value $100:
    Authorized - 100,000 Shares
    Outstanding - 69,000 Shares . . . . . . . . . . . . . . . . .  $     7      $ 6,900
  Paid-in Capital . . . . . . . . . . . . . . . . . . . . . . . .     -          13,069
  Retained Earnings . . . . . . . . . . . . . . . . . . . . . . .      200          -
          TOTAL SHAREHOLDER'S EQUITY. . . . . . . . . . . . . . .      207       19,969

LONG-TERM DEBT:
  Advances from Parent Company. . . . . . . . . . . . . . . . . .     -           1,500
  Finance Obligation. . . . . . . . . . . . . . . . . . . . . . .      286          390
          TOTAL LONG-TERM DEBT. . . . . . . . . . . . . . . . . .      286        1,890

OTHER NONCURRENT LIABILITIES:
  Obligations Under Capital Leases. . . . . . . . . . . . . . . .    6,537        8,965
  Accrued Postretirement Benefits Other Than Pensions . . . . . .   12,272        9,999
  Accrued Reclamation Costs . . . . . . . . . . . . . . . . . . .   18,040        5,647
  Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    9,145        4,942
          TOTAL OTHER NONCURRENT LIABILITIES. . . . . . . . . . .   45,994       29,553

CURRENT LIABILITIES:
  Long-term Debt Due Within One Year. . . . . . . . . . . . . . .      104          104
  Accounts Payable:
    General . . . . . . . . . . . . . . . . . . . . . . . . . . .    1,369          803
    Affiliated Companies. . . . . . . . . . . . . . . . . . . . .      878          420
  Taxes Accrued . . . . . . . . . . . . . . . . . . . . . . . . .      596         -
  Accrued Reclamation Costs . . . . . . . . . . . . . . . . . . .    1,226        4,496
  Accrued Vacation Pay. . . . . . . . . . . . . . . . . . . . . .      714          647
  Workers' Compensation Claims. . . . . . . . . . . . . . . . . .    1,500        1,290
  Obligations Under Capital Leases. . . . . . . . . . . . . . . .    3,389        3,379
  Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    2,238        1,759
           TOTAL CURRENT LIABILITIES . .. . . . . . . . . . . . .   12,014       12,898

DEFERRED GAIN ON SALE AND LEASEBACK OF PLANT. . . . . . . . . . .    4,476        6,097

DEFERRED CREDITS. . . . . . . . . . . . . . . . . . . . . . . . .      100            1

CONTINGENCIES (Note 2)

             TOTAL . . . . . . . . . . . . . . . . . . . . . . . . $63,077      $70,408

See Notes to Financial Statements.

                          CENTRAL OHIO COAL COMPANY
                        NOTES TO FINANCIAL STATEMENTS
                                 (UNAUDITED)


1.     SIGNIFICANT ACCOUNTING POLICIES:

Organization and Regulation. Central Ohio Coal Company (the Company or COCCo), is a wholly-owned subsidiary of Ohio Power Company (OPCo), which is a subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company. The Company conducts surface mining operations in southeastern Ohio to supply coal to OPCo's Muskingum River Plant. Coal is sold to OPCo at prices regulated by the Securities and Exchange Commission
(SEC) under the Public Utility Holding Company Act of 1935 (1935 Act).
Prices billed in connection with coal sales are sufficient to recover expenses and provide for a return on OPCo's equity investment excluding retained earnings. The Company also has been authorized to sell coal to unaffiliated companies with the net proceeds used to reduce the price of coal sold to OPCo.

Basis of Accounting. As a cost-based rate-regulated entity, COCCo's financial statements reflect the actions of regulators that result in the recognition of revenues and expenses in different time periods than enterprises that are not rate regulated. In accordance with Statement of Financial Accounting Standards (SFAS) No. 71 "Accounting for the Effects of Certain Types of Regulation," regulatory assets (deferred expenses) and regulatory liabilities (deferred income) are recorded to reflect the economic effects of regulation. Such deferrals are amortized commensurate with their inclusion in billings to OPCo.

Use of Estimates.   The preparation of these financial statements in
conformity with generally accepted accounting principles requires in certain instances the use of management s estimates. Actual results could differ from those estimates.

Coal Supply Agreement. Pursuant to a coal supply agreement with OPCo, the Company is obligated to deliver substantially all coal it mines to OPCo and entitled to receive payment for all costs incurred, even under circumstances in which such coal is not mined and/or delivered due to a natural disaster, labor unrest or any other forced or voluntary cessation or curtailment of mining, either temporary or permanent.

Mining Plant and Depreciation, Depletion and Amortization. Mining plant is stated at cost and includes expenditures for mine development. Mine development includes all costs to develop the mines in excess of amounts realized from coal produced during the mine development period. As a subsidiary of a regulated public utility, an allowance for funds used during construction (AFUDC) is recorded as a noncash income item that is recovered over the service life of mining plant through depreciation and represents a reasonable return on funds used to finance construction projects. The amounts of AFUDC for 1996, 1995 and 1994 were not significant.

           Depreciation, depletion and amortization are provided over the estimated useful asset lives and are calculated using the straight-line method for mining structures and equipment and the units-of-production method for coal rights and mine development costs. In 1995 the Company changed the respective rates to reflect a revised mining plan. This change in estimate had no impact on net income.

           Costs of ordinary maintenance, repairs, renewals and minor replacements of property are expensed while major additions of property, replacements of property and betterments are capitalized. Mining plant and related accumulated provisions for depreciation and amortization are relieved upon disposition of the related property with any gain or loss recorded as income or expense in the period of disposition. Such gains and losses are included in costs billed to OPCo under the coal supply agreement.

Cash and Cash Equivalents. Cash and cash equivalents include temporary cash investments with original maturities of three months or less.

Income Taxes. The Company follows the liability method of accounting for income taxes as prescribed by SFAS 109, "Accounting for Income Taxes." Under the liability method, deferred income taxes are provided for all temporary differences between book cost and tax basis of assets and liabilities which will result in a future tax consequence. Where the flow-through method of accounting for temporary differences is reflected in the Company's coal billings and OPCo's fuel rates, deferred income taxes are recorded with related regulatory assets and liabilities in accordance with SFAS 71.

Black Lung Benefits and Workers' Compensation. The Company is liable under the Federal Coal Mine Health and Safety Act of 1969 (Act), as amended, to pay certain black lung benefits to eligible present and former employees. An irrevocable Black Lung Benefits Trust is maintained under the Internal Revenue Code which, based on the most recent actuarial study, is fully funded. No accruals for Black Lung liabilities were made in 1996, 1995 or 1994.

           The Company is self-insured for workers' compensation. The estimated present value of workers' compensation claims is provided for based on known events and claims.

Reclamation.    Accruals are made for estimated costs of direct reclamation as a result of the surface mining of coal. The accrual is for the estimated amount necessary to restore the land and water resources affected by the mining operations to their post mining land uses, as approved by the Ohio Department of Natural Resources.

           The Surface Mining and Reclamation Act of 1977 established minimum standards for the final closure of mines after their coal reserves are exhausted. This would include reclaiming the support acreage at surface mines and the removal or covering of refuse piles and water settling ponds. Reclamation costs associated with support operations at the Company's surface mines are recorded and billed to OPCo in accordance with the coal supply agreement.

2.     CONTINGENCIES:

           The Company is involved in a number of legal proceedings and claims. While management is unable to predict the outcome of litigation, it is not expected that the resolution of these matters will have a material adverse effect on the results of operations or financial condition.

           The Company recovers all costs from OPCo under the coal supply agreement.

3.     CONTINUATION OF MINING OPERATIONS:

           The Clean Air Act Amendments of 1990 (CAAA) require significant reductions in sulfur dioxide and nitrogen oxides emitted from OPCo's generating plants. Muskingum River Plant Unit 5 has been switched to low sulfur coal, as part of the AEP System's least-cost compliance plan. The plan also includes fuel switching to lower sulfur coal at other AEP System generating units, including Muskingum River Plant Units 1 through 4 in Phase II (year 2000); nonetheless, at this point, all Phase II plans are tentative and subject to further review.

           Under settlement agreements applicable to OPCo's Public Utilities Commission of Ohio (PUCO) jurisdiction, OPCo's recovery of fuel costs is fixed at predetermined prices and OPCo is provided with the opportunity to recover its Ohio jurisdictional share of its investment in and the liabilities and future shut-down costs of the Muskingum mine to the extent the actual cost of coal is sufficiently below the predetermined prices. Based on the estimated future cost of coal supplies, from both affiliated and unaffiliated sources, OPCo's management believes that OPCo will recover under the terms of the settlement agreements the cost of the Muskingum mining operations including eventual mine closure liabilities attributable to its PUCO jurisdiction.

           It may be necessary in the future to shut down the Muskingum mining operations if for some unforeseen reason the predetermined price is not adequate to recover the Muskingum mining cost from PUCO jurisdictional fuel clause customers or if it is no longer economical due to the CAAA or otherwise to continue mining operations. The cost of a shutdown would be substantial and would include not only any possible loss on disposition of assets but also employee benefits, lease commitments, unaccrued reclamation and other shutdown costs. If a shutdown should become necessary, results of operations are not expected to be affected since shutdown costs would be recoverable from OPCo under the coal supply agreement.

4.     OTHER RELATED-PARTY TRANSACTIONS:

           American Electric Power Service Corporation (AEPSC) provides certain managerial and professional services to AEP System companies including COCCo. The costs of the services are billed by AEPSC on a direct-charge basis to the extent practicable and on reasonable bases of proration for indirect costs.
The charges for services are made at cost and include no compensation for the use of equity capital, which is furnished to AEPSC by AEP Co., Inc. Billings from AEPSC are capitalized or expensed depending on the nature of the services rendered. AEPSC and its billings are subject to the regulations of the SEC under the 1935 Act.

5.     BENEFIT PLANS:

United Mine Workers of America (UMWA) Pension Plans

           The Company provides UMWA pension benefits for UMWA employees meeting eligibility requirements. Benefits are based on age at retirement and years of service. Contributions are based on the number of hours worked, are expensed when paid and totaled $247,000 in 1996, $258,000 in 1995 and $315,000 in 1994. As of June 30, 1996, the UMWA actuary estimates that the Company's share of the UMWA pension plans unfunded vested liabilities was approximately $5.4 million. In the event the Company ceases or significantly reduces mining operations or contributions to the UMWA pension plans, a withdrawal obligation may be triggered for all or a portion of its share of the unfunded vested liability.

AEP System Pension Plan

           The Company participates in the AEP pension plan, a trusteed, noncontributory defined benefit plan covering all employees meeting eligibility requirements, except participants in the UMWA pension plans. Benefits are based on service years and compensation levels. Pension costs are allocated by first charging each System company with its service cost and then allocating the remaining pension cost in proportion to its share of the projected benefit obligation. The funding policy is to make annual trust fund contributions equal to the net periodic pension cost up to the maximum amount deductible for federal income taxes, but not less than the minimum required contribution in accordance with the Employee Retirement Income Security Act of 1974. The Company's share of net pension cost of the AEP System pension plan for the years ended December 31, 1996, 1995 and 1994 was $46,000, $66,000 and $231,000, respectively.


AEP System Savings Plan

           An employee savings plan is offered to non-UMWA employees which allows participants to contribute up to 17% of their salaries into various investment alternatives, including AEP Co., Inc. common stock. An employer matching contribution, equaling one-half of the employees' contribution to the plan up to a maximum of 3% of the employees' base salary, is invested in AEP Co., Inc. common stock. The Company's annual contributions totaled $82,000 in 1996, $93,000 in 1995 and $114,000 in 1994.

Postretirement Benefits Other Than Pensions

           Postretirement medical benefits for the Company s UMWA employees who have retired or will retire after January 1, 1976 are the liability of the Company. They are eligible for postretirement health care and life insurance if they have at least 10 service years and are age 55 or older when employment terminates. Non-active UMWA employees become eligible at age 55 if they have 20 service years.

           The AEP System provides certain other benefits for retired employees. Substantially all non-UMWA employees are eligible for postretirement health care and life insurance if they have at least 10 service years and are age 55 or older when employment terminates.

           Postretirement benefits other than pensions (OPEB) are provided for retired employees under an AEP System plan. Substantially all employees are eligible for postretirement health care and life insurance if they retire from active service after reaching age 55 and have at least 10 service years. OPEB costs are determined by the application of AEP System actuarial assumptions to each operating company's employee complement. The annual accrued costs, which includes the recognition of one-twentieth of the prior service transition obligation, was $4.4 million in 1996, $5.4 million in 1995 and $5.1 million in 1994. The funding policy for AEP's OPEB plan is to make contributions to an external Voluntary Employees Beneficiary Association trust fund for all non-UMWA employees equal to the incremental OPEB costs (i.e., the amount that the total postretirement benefits cost under SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," exceeds the pay-as-you-go amount). Contributions were $125,000 in 1996, $233,000 in 1995 and $341,000 in 1994.

           Several UMWA health plans pay the postretirement medical benefits for the Company's UMWA retirees who retired before January 2, 1976 and their survivors plus retirees and others whose last employer is no longer a signatory to the UMWA contract or is no longer in business. The UMWA health plans are funded by payments from current and former UMWA wage agreement signatories, the 1950 UMWA Pension Plan surplus and the Abandoned Mine Land Reclamation Fund Surplus. Required annual payments to the UMWA health funds made by the Company were recognized as expense when paid and totaled $95,000 in 1996, $153,000 in 1995 and $233,000 in 1994.

           The Energy Policy Act of 1992 (Energy Act) permits recovery of excess Black Lung Trust funds of the AEP System to pay certain postretirement medical benefits under one of the UMWA health plans. Reimbursement limitations apply to the System's excess funding. The Company has a fund surplus that it is able to transfer to other AEP System Companies that are members of the fund and have a deficit. In 1996 $1.5 million, in 1995 $1.6 million and in 1994 $1.1 million of Black Lung surplus was utilized in accordance with the Energy Act to reimburse the Company for benefits paid.
In 1996 $0.1 million of Black Lung surplus was utilized to reallocate from the Company's surplus Black Lung trust fund to other System member companies. No transfers were made to other companies in 1995 or 1994. The Company's share of the Black Lung Trust funds surplus at December 31, 1996, 1995 and 1994 was $3.4 million, $3.9 million and $4.7 million, respectively.


6.     FEDERAL INCOME TAXES:

           The details of Federal income taxes are as follows:

                                                       Year Ended December 31,
                                                       1996     1995     1994
                                                          (in thousands)

Current (net) . . . . .. . . . . . . . . . . . . . $ 4,925   $ (196)  $10,501
Deferred (net). . . . .. . . . . . . . . . . . . .  (3,536)   1,312    (9,937)
Total Federal Income Taxes.. . . . . . . . . . . . $ 1,389   $1,116   $   564

           Federal income taxes as reported are different from pre-tax book income multiplied by the statutory tax rate predominantly due to permanent differences for corporate owned life insurance and the practice of flow-through accounting for book/tax differences associated with certain depreciation differences.

           The Company joins in the filing of a consolidated federal income tax return with its affiliated companies in the AEP System. The allocation of the AEP System's current consolidated federal income tax to the System companies is in accordance with SEC rules under the 1935 Act. These rules permit the allocation of the benefit of current tax losses to the System companies giving rise to them in determining their current tax expense. The tax loss of the System parent company, AEP Co., Inc., is allocated to its subsidiaries with taxable income. With the exception of the loss of the parent company, the method of allocation approximates a separate return result for each company in the consolidated group.

           The AEP System has settled with the Internal Revenue Service (IRS) all issues from the audits of the consolidated federal income tax returns for the years prior to 1991. Returns for the years 1991 through 1993 are presently being audited by the IRS. During the audit the IRS agents requested a ruling from their National Office that certain interest deductions relating to corporate owned life insurance (COLI) claimed by the Company for 1991 through 1993 should not be allowed. The COLI program was established in 1990 as part of the Company's strategy to fund and reduce the cost of medical benefits for retired employees. AEP filed a brief with the IRS National Office refuting the agents' position. Although no adjustments have been proposed, a disallowance of the COLI interest deductions through December 31, 1996 would increase expenses by approximately $8.5 million (including interest). Management believes it will ultimately prevail on this issue and will vigorously contest any adjustments that may be assessed. Accordingly, no provision for this amount has been recorded. In the event of an unfavorable resolution of the COLI interest deduction matter, the Company expects to recover from OPCo all of its costs under the terms of the coal supply agreement. In the opinion of management, the final settlement of open years will not have a material effect on results of operations.

           The following tables show the elements of the net deferred tax asset and the significant temporary differences giving rise to such deferrals:

                                                             December 31,
                                                         1996        1995
                                                           (in thousands)

Deferred Tax Assets . . . . . . . . . . . . . . .     $22,822     $19,778
Deferred Tax Liabilities. . . . . . . . . . . . .      (2,374)     (3,882)
  Net Deferred Tax Assets . . . . . . . . . . . .     $20,448     $15,896

Property Related Temporary Differences. . . . . .     $  (805)    $(2,376)
Amounts Due From Parent Company
  For Future Federal Income Taxes . . . . . . . .        (429)       (838)
Accrued Mine Reclamation Expense. . . . . . . . .       6,771       3,682
Abandonment of Dragline . . . . . . . . . . . . .       4,950       7,191
Deferred State Income Taxes . . . . . . . . . . .         428         583
Deferred Book Gain - Sale/Leaseback of Plant. . .       1,566       2,134
Accrued Postretirement Expense. . . . . . . . . .       4,339       3,500
Accrued Leased Asset Book Rent Expense. . . . . .       2,708       1,050
All Other (net) . . . . . . . . . . . . . . . . .         920         970
  Total Net Deferred Tax Assets . . . . . . . . .     $20,448     $15,896

7.     SUPPLEMENTARY CASH FLOW INFORMATION:
                                                      Year Ended December 31,
                                                       1996    1995     1994
                                                           (in thousands)
         Cash was paid for:
           Interest. . . . . . . . . . . . . . . . .$    53  $   55   $    57
           Income Taxes. . . . . . . . . . . . . . .  4,352   1,858    10,167
         Noncash acquisitions under capital leases .    527   4,025     7,276

8.     RETURN OF CAPITAL:

           In September 1996, the Company was granted permission by the SEC to reduce the par value of its authorized common shares from $100 per share to $0.10 per share, thereby reducing its stated capital from $6.9 million to $6,900. Also the Company was granted permission to return to its parent $19,962,000 out of capital surplus through December 31, 1998. On October 1, 1996 the Company returned $19,962,000 to its parent out of capital along with a $408,000 dividend from retained earnings.

9.   LONG-TERM DEBT:

           Long-term debt was outstanding as follows:
                                                              December 31,
                                                         1996            1995
                                                           (in thousands)

       Advances from Parent - 3.3% Open Account . . . $  -              $1,500
       Finance Obligation . . . . . . . . . . . . . .     390              494
                                                          390            1,994
       Less Portion Due Within One Year . . . . . . .     104              104
           Total . . . . . . . . . . . . . . . . . . .$   286           $1,890


           A finance obligation was entered into for the Mid Rail Loadout facility in 1994 through a sale and leaseback transaction. The term of the obligation is six years, with a bargain purchase option at the expiration of the agreement. In accordance with SFAS 98, the transaction did not qualify as a sale and leaseback for accounting purposes. Future minimum payments under the agreement are $104,000 per year for 1997 through 1999 and $78,000 in 2000. In October 1996, the Company returned to its parent the advance of $1,500,000.

10.    LEASES:

           Leases of property, plant and equipment are for periods of up to 30 years and require payments of related property taxes, maintenance and operating costs. The majority of the leases have purchase or renewal options and will be renewed or replaced by other leases as long as mining operations continue.

           Lease rentals for both operating and capital leases are generally charged to operating expenses. The components of rental cost are as follows:


                                                  Year Ended December 31,
                                                 1996       1995       1994
                                                        (in thousands)

Operating Leases. . . . . . . . . . . . . . . $ 4,265    $ 6,060    $ 9,220
Amortization of Capital Leases. . . . . . . .   3,443      3,487      3,242
Interest on Capital Leases. . . . . . . . . .     606        644        620
    Total Rental Costs. . . . . . . . . . . . $ 8,314    $10,191    $13,082

           Properties under capital leases and related obligations recorded on the balance sheets are as follows:
                                                          December 31,
                                                        1996      1995
                                                        (in thousands)

       Mining Plant. . . . . . . . . . . . . . . . . $28,299   $29,615
     Accumulated Provision for Amortization. . . .  . 18,373    17,271
       Net Property under Capital Leases . . . . . . $ 9,926   $12,344

       Capital Lease Obligations:
       Noncurrent Liability. . . . . . . . . . . . . $ 6,537   $ 8,965
       Liability Due Within One Year . . . . . . . .   3,389     3,379
         Total Capital Lease Obligations . . . . . . $ 9,926   $12,344

           Properties under operating leases and related obligations are not included in the balance sheets.

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           Future minimum lease rentals consisted of the following at December
31, 1996:
                                                                    Non-
                                                                 Cancelable
                                                        Capital  Operating
                                                        Leases     Leases
                                                          (in thousands)

       1997. . . . . . . . . . . . . . . . . . . . . . $ 3,835    $ 4,190
       1998. . . . . . . . . . . . . . . . . . . . . .   3,359      4,144
       1999. . . . . . . . . . . . . . . . . . . . . .   2,046      3,796
       2000. . . . . . . . . . . . . . . . . . . . . .     965      3,701
       2001. . . . . . . . . . . . . . . . . . . . . .     322      3,666
       Later Years . . . . . . . . . . . . . . . . . .     245      8,860
       Total Future Minimum Lease Rentals. . . . . . .  10,772    $28,357
       Less Estimated Interest Element . . . . . . . .     846

       Estimated Present Value
         of Future Minimum Lease Rentals . . . . . . . $ 9,926